4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Strengthens Management Team With the Appointment of
Dr. Ahmad Khalil as Director of Scientific Affairs

Will integrate Medicure’s research into clinical development initiatives

WINNIPEG, Manitoba – (July 9, 2003). Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, has strengthened its management team with the appointment of Ahmad Khalil, MD, PhD to the position of Director, Scientific Affairs. Dr. Khalil’s responsibilities will include directing regulatory strategy and clinical research coordination in conjunction with Dr. Karl-Gunnar Hidinger, PhD, Vice-President, Clinical Development. He will also serve as Medical Officer for Medicure’s clinical studies.

Dr. Khalil received his MD from the Medical Academy IP in Plovdiv, Bulgaria in 1986, and his M.Sc degree (1993) and PhD (1997) from The University of Montreal. He has excellent basic research experience in the areas of in vivo antithrombotic treatment and ischemia reperfusion, as well as therapeutic approaches to coronary artery bypass graft surgery, much of which was done during his tenure as researcher and lecturer at the renowned Montreal Heart Institute.

In addition, Dr. Khalil has experience as a practicing surgeon in Europe and has presented at numerous cardiovascular conventions and published extensively.

“Dr. Khalil’s medical and scientific understanding of cardiovascular medicine is ideally suited to Medicure’s current stage of development,” stated Dr. Hidinger. “His expertise and vast practical experience in research at the Montreal Heart Institute, as well as that of a practicing physician, will be most beneficial to us as we advance our lead compounds, MC-1 and MC-4232, through clinical and commercial development.

Commenting on Dr. Khalil’s appointment, Medicure’s President and Chief Executive Officer, Dr. Albert D. Friesen. PhD, said: “Along with his many other skills, Dr. Khalil’s proficiency in cardiovascular clinical development will be a valuable asset to Medicure as we take our drug candidates from the Drug Discovery Program through the various stages of clinical development to approvals for marketing.”

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion. In the United States alone, more than 7 million people suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 1.6 million undergo bypass surgery or angioplasty procedure.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel anti-ischemic and anti-thrombotic small molecules towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com